UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2019

Commission File Number 001-37381

MEDIGUS LTD.
(Translation of registrant’s name into English)

Omer Industrial Park, No. 7A, P.O. Box 3030, Omer 8496500, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   __

EXPLANATORY NOTE

On September 4, 2019, Medigus Ltd. (the “Company”) (NASDAQ: MDGS) (TASE: MDGS) announced the consummation of the transactions under the agreement with Algomizer Ltd. (TASE: ALMO) and its subsidiary, Linkury Ltd., as reported on June 20, 2019.

This report on Form 6-K is incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-213280) and Form S-8 (File No. 333-206803, No. 333-221019 and 333-229429).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEDIGUS LTD.

Date: September 4, 2019	By:	/s/ Tatiana Yosef
Tatiana Yosef
Chief Financial Officer

2